SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



(Mark One)

    X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

          For the Fiscal Year ended December 31, 1996

                               OR

          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE
          SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

         For the transition period from              to

              Commission file number        1-4315


               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                    (Full title of the plan)


               ORANGE AND ROCKLAND UTILITIES, INC.
  (Name of issuer of the securities held pursuant to the plan)


                       ONE BLUE HILL PLAZA
                  PEARL RIVER, NEW YORK  10965
             (Address of principal executive office)

                        TABLE OF CONTENTS



                                                          Page

Signature of Plan Administrator                             3

Report of Independent Public Accountants                    5

Financial Statements and Notes:

  Statements of Net Assets Available for Benefits
  as of December 31, 1996 and 1995                          7

  Statements of Changes in Net Assets Available for
  Benefits for the years ended December 31, 1996 and 1995  10

  Notes to Financial Statements                            13

Supplementary Schedules:

   I. Line 27a - Schedules of Assets Held for Investment
      Purposes as of December 31, 1996 and 1995            22

  II. Line 27d - Schedule of Reportable Transactions
      for the year ended December 31, 1996                 24

Exhibit

  23  Consent of Independent Public Accountants


                            SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                              ORANGE AND ROCKLAND UTILITIES, INC.
                              HOURLY GROUP SAVINGS PLAN



                           By ROBERT J. MCBENNETT
                              Robert J. McBennett
                              Member, Retirement Committee



Date:  MAY 14, 1997











               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN

               FINANCIAL STATEMENTS AND REPORT OF
                 INDEPENDENT PUBLIC ACCOUNTANTS

                   DECEMBER 31, 1996 AND 1995


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Orange and Rockland Utilities, Inc.
Retirement Committee


We have audited the accompanying statements of net assets available for benefits of the Orange and Rockland Utilities, Inc. Hourly Group Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Orange and Rockland Utilities, Inc. Hourly Group Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP



New York, New York
March 28, 1997

                       ORANGE AND ROCKLAND UTILITIES, INC.
                            HOURLY GROUP SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1996



                                                                                           Fidelity
                                                       Managed                             Growth &
                                     Stock              Income              Loan            Income
                                      Fund               Fund             Account         Portfolio
Assets:

Value of interest in
  master trusts                    $2,762,472       $14,675,903         $        -        $        -

Value of interest in registered
  investment companies                      -                 -                  -         6,833,442

Loans to participants                       -                 -          1,115,887                 -

  Total assets                      2,762,472        14,675,903          1,115,887         6,833,442


  Net assets available
     for benefits                  $2,762,472       $14,675,903         $1,115,887        $6,833,442




The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                            HOURLY GROUP SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1996




                                                                 Fidelity
                                    Fidelity       Fidelity       Asset        Fidelity
                                    Magellan         OTC         Manager      Worldwide       Combined
                                      Fund        Portfolio        Fund          Fund          Funds
Assets:

Value of interest in
  master trusts                   $        -    $        -     $        -    $        -    $17,438,375

Value of interest in registered
  investment companies             3,370,619     2,018,642        653,513       869,804     13,746,020

Loans to participants                      -             -              -             -    $ 1,115,887


  Total assets                     3,370,619     2,018,642        653,513       869,804     32,300,282


  Net assets available
     for benefits                 $3,370,619    $2,018,642     $  653,513    $  869,804    $32,300,282




The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                            HOURLY GROUP SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1995

                                                             Vanguard/   Vanguard/
                            Stock    Guaranteed     Loan      Windsor      Morgan     Ariel     Combined
                            Fund       Fund      Account       Fund    Growth FundGrowth Fund   Funds
Assets:
Cash equivalents         $   19,466 $         - $        -  $   120,367 $   16,380 $    6,270$   162,483

Common Stock - Orange and
 Rockland Utilities, Inc. 3,083,759           -          -            -          -          -  3,083,759

Loans to participants             -           -    840,947            -          -          -    840,947

Value of interest in
 registered investment            -           -          -    3,876,669  1,188,808    355,670  5,421,147
 companies

Value of interest
 in master trust                  -  17,929,574          -            -          -          - 17,929,574

Other assets                    303           -          -           22         11          2        338
   Total assets           3,103,528  17,929,574    840,947    3,997,058  1,205,199    361,942 27,438,248

   Net assets available
      for benefits       $3,103,528 $17,929,574 $  840,947  $ 3,997,058 $1,205,199 $  361,942$27,438,248

The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                            HOURLY GROUP SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                    Cumulative                                               Fidelity
                                       1995                       Managed                    Growth &
                                      Mellon         Stock         Income         Loan        Income
                                      Funds           Fund          Fund        Account     Portfolio
Additions:
Contributions:
  Employee before-tax               $        -   $  261,868    $ 1,052,222     $       -  $   888,840
  Rollover                                   -          923            923             -       25,887
  Total contributions                        -      262,791      1,053,145             -      914,727
Earnings on investments:
  Interest on loans to participants          -            -              -       129,256            -
  Gain from registered investment
     companies                               -            -              -             -      929,103
  Gain on master trusts                      -      213,530        836,790             -            -
  Total earnings on investments              -      213,530        836,790       129,256      929,123
                                             -      476,321      1,889,935       129,256    1,843,830

Deductions:
Benefit payments to participants             -     (124,037)      (830,328)      (14,914)    (150,244)
                                             -     (124,037)      (830,328)      (14,914)    (150,244)
  Increase in net assets                     -      352,284      1,059,607       114,342    1,693,586
  Net transfers to other
     Company plan                            -      (22,249)      (105,520)      (13,468)     (38,095)
  Fund transfers                   (27,438,248)   2,432,437     13,721,816     1,015,013    5,177,951
  Changes in net assets            (27,438,248)   2,762,472     14,675,903     1,115,887    6,833,442
  Net assets available for
     benefits at beginning
     of year                        27,438,248            -              -             -            -
  Net assets available for
    benefits at end of year        $         -   $2,762,472    $14,675,903    $1,115,887   $6,833,442

The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                            HOURLY GROUP SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                 Fidelity
                                    Fidelity       Fidelity       Asset        Fidelity
                                    Magellan         OTC         Manager      Worldwide       Combined
                                      Fund        Portfolio        Fund          Fund          Funds
Additions:
Contributions:
  Employee before-tax             $  609,703    $  277,920     $   63,888    $  114,105    $ 3,268,546
  Rollovers                                -         4,543              -         1,385         33,661
  Total contributions                609,703       282,463         63,888       115,490      3,302,207
Earnings on investments:
  Interest on loans to participants        -             -              -             -        129,256
  Gain from registered investment
     companies                       366,747       334,733         56,549        82,715      1,769,847
  Gain on master trusts                    -             -              -             -      1,050,320
  Total earnings on investments      366,747       334,733         56,549        82,715      2,949,423
                                     976,450       617,196        120,437       198,205      6,251,630

Deductions:
Benefit payments to participants     (16,920)         (895)       (34,733)       (4,733)    (1,176,804)
                                     (16,920)         (895)       (34,733)       (4,733)    (1,176,804)
  Increase in net assets             959,530       616,301         85,704       193,472      5,074,826
  Net transfers to other
     Company plan                    (15,347)       (2,157)             -       (15,956)      (212,792)
  Fund transfers                   2,426,436     1,404,498        567,809       692,288              -
  Changes in net assets            3,370,619     2,018,642        653,513       869,804      4,862,034
  Net assets available for benefits
     at beginning of year                  -             -              -             -     27,438,248
  Net assets available for benefits
     at end of year               $3,370,619    $2,018,642     $  653,513    $  869,804    $32,300,282

The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                            HOURLY GROUP SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                                             Vanguard/   Vanguard/
                            Stock    Guaranteed     Loan      Windsor      Morgan     Ariel     Combined
                            Fund       Fund      Account       Fund    Growth Fund Growth Fund    Funds
Assets:
Contributions:
 Before-tax              $  367,681    $ 1,674,615 $        -  $   729,846 $  118,841 $   62,332$ 2,953,315
 Rollovers                        -              -          -        1,751          -          -      1,751
 Total contributions        367,681      1,674,615          -      731,597    118,841     62,332  2,955,066
Earnings on investments:
 Interest on cash
   equivalents                1,623              -          -        1,118        111         56      2,908
 Dividend income            213,793              -          -            -          -          -    213,793
 Gain on sale of assets      26,132              -          -            -          -          -     26,132
 Unrealized appreciation
   of assets                261,710              -          -            -          -          -    261,710
 Interest on loans to
   participants                   -              -     52,442            -          -          -     52,442
 Gain from registered
   investment companies           -              -          -      677,412    129,270     45,287    851,969
 Gain on master trust             -      1,378,208          -            -          -          -  1,378,208
 Total earnings on
   investments              503,258      1,378,208     52,442      678,530    129,381     45,343  2,787,162
                            870,939      3,052,823     52,442    1,410,127    248,222    107,675  5,742,228
Deductions:
Benefit payments to
  participants              (34,430)      (703,334)         -      (12,199)         -          -   (749,963)
                            (34,430)      (703,334)         -      (12,199)         -          -   (749,963)
 Increase in net assets     836,509      2,349,489     52,442    1,397,928    248,222    107,675  4,992,265
 Net transfers to other
   Company plan              (3,424)        (9,079)    (5,604)      (2,853)         -          -    (20,960)
 Fund transfers            (162,891)    (1,001,590)    64,550      390,660    679,098     30,173          -
 Changes in net assets      670,194      1,338,820    111,388    1,785,735    927,320    137,848  4,971,305
 Net assets available for
   benefits at beginning
   of year                2,433,344     16,590,754    729,559    2,211,323    277,879    224,094 22,466,943
 Net assets available
 for benefits at end
   of year               $3,103,528    $17,929,574 $  840,947  $ 3,997,058 $1,205,199 $  361,942$27,438,248

The accompanying notes are an integral part of these statements.

               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Orange and Rockland Utilities, Inc. Hourly Group Savings Plan (the "Plan") have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles as applied to employee benefit plans and in accordance with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

The investments in the Stock Fund Master Trust investment account ("Stock Fund Master Trust"), including cash equivalents and Orange and Rockland Utilities, Inc. (the "Company") common stock, and the registered investment companies are stated at fair market value. The investments in the Managed Income Fund Master Trust investment account (the "MIF Master Trust"), other than cash equivalents, are valued at contract value. Contract value is determined by the contributions made plus interest at the rate specified on the various investment contracts.

NOTE B - DESCRIPTION OF PLAN

The following is a brief description of the Plan and is provided for general information purposes only.

PARTICIPANTS SHOULD REFER TO THE PLAN AND THE PLAN PROSPECTUS FOR
MORE COMPLETE INFORMATION.

General

The Plan is a qualified defined contribution employee profit-sharing plan, effective January 1, 1986, for eligible collective bargaining unit employees of the Company (the "Participants").

               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE B (Continued)

Participating Employees

At December 31, 1996 and 1995, there were approximately 871 and
806 Participants in the Plan, respectively. The number of Participants in each of the Plan's funds were as follows:

                              December 31, 1996 December 31, 1995

Stock Fund                           322               403
Equity Funds:
 Vanguard/Windsor Fund                 -               386
 Vanguard/Morgan Growth Fund           -               211
 Ariel Growth Fund                     -               131
Managed Income Fund/Guaranteed Fund  495               627
Fidelity Asset Manager Fund           71
Fidelity Growth & Income Portfolio   457                 -
Fidelity Magellan Fund               341                 -
Fidelity OTC Portfolio               256                 -
Fidelity Worldwide Fund              109                 -

The total number of Participants in the Plan is less than the sum of the number of Participants shown above because Participants may participate in more than one fund.

Contributions

No contributions to the Plan are made by the Company.
Participants may elect to make before-tax contributions in accordance with the terms of the Plan.

Transferred Plan Contributions

Any amounts held on behalf of Plan Participants who become management employees will be transferred to the Management
Employees' Savings Plan ("Management Plan") in accordance with the terms of the Management Plan. Such amounts are classified as net transfers to other Company plan on the statement of changes in net assets available for benefits.

               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE B (Continued)

Rollover Contributions

Employees may elect to roll over into the Plan any cash received in any distribution from a pension, profit sharing or stock bonus plan meeting the requirements of Section 401(a) of the Internal Revenue Code of 1986, or from any qualifying individual retirement account or annuity. Rollover contributions are invested and otherwise treated in the same manner as other contributions except where otherwise specifically provided in the Plan.

Participant Accounts and Vesting

Separate accounts are maintained for each Participant's interest in the Plan. The Participant accounts are at all times fully vested and nonforfeitable.

Withdrawals and Distributions Upon Termination of Employment

A Participant's contributions, and the earnings credited on these contributions, in general, may not be withdrawn except in accordance with the terms of the Plan. Such withdrawals may be subject to an excise tax.

Upon termination of employment for any reason, a Participant's account balance, if less than or equal to $3,500, will be distributed to the Participant or designated beneficiary as soon as practicable, unless the Participant elects to defer such distribution in accordance with the terms of the Plan. However, if the value of a Participant's account is greater than $3,500, the Participant's account will not be distributed until the Participant elects in writing to receive such distribution, subject to certain limitations and in accordance with the terms of the Plan. In addition, such a distribution may be subject to an excise tax.

Administration of Plan

The Plan is administered by the Company's Retirement Committee, whose members are appointed by the Company's Board of Directors. Prior to January 2, 1996, the Plan's investments were held by Mellon Bank, N.A. (the "Previous Trustee") in accordance with the terms of a master trust agreement (the "Previous Trust Agreement") between the Previous Trustee and the Company.

               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE B (Continued)

Effective January 2, 1996, the Plan's investments were transferred to Fidelity Management Trust Company ("Current Trustee") in accordance with the terms of a new master trust agreement between the Current Trustee and the Company.

Amendment or Discontinuance of Plan

While the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time, in whole or in part, provided that no amendment may retroactively reduce the rights of Participants.

NOTE C - INVESTMENT OF FUNDS

All contributions are invested, at the election of the Participant, in one or a combination of funds. The following is a brief description of the funds available:

Stock Fund

Prior to January 2, 1996, the assets of the Stock Fund were invested exclusively in common stock of the Company purchased by the Previous Trustee on the open market, through the method of purchase and sales used by the Previous Trustee in the normal course of its security transactions, or through enrollment in the Company's Dividend Reinvestment and Stock Purchase Plan. Participant interests were stated in shares.

Effective January 2, 1996, the assets of the Stock Fund are commingled for investment purposes in the Stock Fund Master Trust with the assets of the Management Plan's Stock Fund and are invested by the Current Trustee primarily in common stock of the Company along with a small portion of money market instruments for liquidity. Participant interests are stated in units to allow for daily valuation. During the year, month end Net Asset Values ranged between $9.44 per unit and $10.79 per unit. For the year ended December 31, 1996, there are 616,508 units in the Stock Fund with a Net Asset Value of $10.79 per unit.

The purchase price of such stock includes brokerage commissions and any transfer taxes, if applicable. The Stock Fund is stated at fair market value.

               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE C (Continued)

The percentage interest in the Stock Fund Master Trust for the Plan's Stock Fund at December 31, 1996 was 41.53%.

The Stock Fund Master Trust's assets at December 31, 1996 are presented in the following table:

Investments:
 At Fair Market Value-
     Cash Equivalents              $   23,865
     Common Stock - Orange and
       Rockland Utilities, Inc.     6,579,152
                                    6,603,017
Receivables                            49,114
Net Assets                         $6,652,131

The earnings on investments of the Stock Fund Master Trust for the year ended December 31, 1996 are presented in the following table:

Interest on cash equivalents         $  6,553
Dividend income                       497,612
Gain on sale of assets                268,951
Unrealized depreciation of assets    (243,792)
Earnings on investments              $529,324

Managed Income Fund/Guaranteed Fund

The assets of the Managed Income Fund are commingled for investment purposes in the MIF Master Trust with the assets of the Management Plan's Managed Income Fund. Prior to January 2, 1996, the Managed Income Fund was known as the Guaranteed Fund and the Master Trust was administered by the Previous Trustee. The assets are invested primarily in fixed-income investments issued by high-quality insurance companies and banks in accordance with the Guaranteed Fund's investment guidelines. Effective January 2, 1996, the fund was renamed the Managed Income Fund. The MIF Master Trust is being administered by the Current Trustee and new contributions are invested in the Current Trustee's Managed Income Portfolio ("MIP") in addition to the fixed-income investments previously purchased for the fund. As the previous fixed-income investments mature, all proceeds will be invested in the MIP. All of the investments of the Master Trust are stated at contract value except for the cash equivalents, which are stated at fair market value.

               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE C (Continued)

The investment experience of the Master Trust is allocated monthly based on the Master Trust's assets as calculated by the Current Trustee. The amount is derived from the prior month-end contract value of each Plan's Managed Income Fund, plus contributions and transfers in and less benefit payments and transfers out for the current month.

The percentage interest in the Master Trust for the Plan's
Managed Income Fund at December 31, 1996 and the Plan's
Guaranteed Fund at December 31, 1995 was 46.64% and 46.47%, respectively.

The Master Trust's assets, at December 31, 1996 and 1995, are presented in the following table:

                                            1996         1995
Investments:
 At Fair Market Value -
  Cash Equivalents                     $ 2,010,376  $ 3,216,594
 At Contract Value -
  Fixed-Rate Insurance
    Company Contracts                   13,630,661   16,871,629
  Pooled Fund Investment                15,824,772   18,494,278
                                        29,455,433   35,365,907
Net Assets                             $31,465,809  $38,582,501

The earnings on the Master Trust's investments consist of interest income on the various fixed-income securities. For the years ended December 31, 1996 and 1995 such earnings were $1,883,328 and $3,208,934, respectively.

Equity Funds

Contributions may be invested in one or more registered investment company mutual funds ("Equity Funds") selected by the Company's Retirement Committee.

Prior to January 2, 1996, the following three Equity Funds were available: Vanguard/Windsor Fund ("Windsor"), Vanguard/Morgan Growth Fund ("Morgan") and Ariel Growth Fund ("Ariel"). Windsor and Morgan are members of the Vanguard Group of Investment Companies. Windsor is managed by Wellington Management Company while Morgan is managed by Wellington Management Company, Franklin Portfolio Associates, Inc., and Husic Capital Management. Ariel is managed by Ariel Capital Management.

               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE C (Continued)

Effective January 2, 1996, the Retirement Committee replaced the previous three Equity Funds with a new menu of five Equity Funds, all of which are managed by Fidelity Management and Research Company ("Fidelity Equity Funds"). The Fidelity Equity Funds are as follows: Fidelity Asset Manager Fund, Fidelity Growth & Income Portfolio, Fidelity Magellan Fund, Fidelity OTC Portfolio and Fidelity Worldwide Fund.

The Equity Funds are stated at fair market value.

NOTE D - LOANS TO PARTICIPANTS

A Participant may obtain a loan under the Plan in a minimum amount of $500 and subject to a maximum amount as provided in the Plan. No more than one loan request may be made by a Participant in any 12 month period and only one loan per Participant may be outstanding at a time. The interest rate on loans is determined by the Retirement Committee on a quarterly basis. The interest rate established for a loan will not be changed during the term of the loan. Each loan will be evidenced by a promissory note payable to the Current Trustee for the loan amount, including interest, and secured by a lien on the Participant's account.
The terms of the loan generally require repayment within five years.

NOTE E - FEDERAL INCOME TAX STATUS

The Company has received a favorable determination letter from the Internal Revenue Service ("IRS"), dated July 8, 1995, that the Plan meets the requirements of the Tax Reform Act of 1986. The Company has previously received a favorable determination letter from the IRS, dated April 29, 1988, that the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code of 1954, as amended (the "Code"), and that the Trust is exempt from federal income tax under Code Section 501(a).

The Plan has been amended since receiving the latest determination letter. However, the Retirement Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE E (Continued)

The following is intended only as a brief, general description of the federal income tax consequences to Participants participating in the Plan. Participants should refer to the prospectus for the Plan and consult a tax advisor to determine the specific federal, state and local tax consequences of participation in the Plan.

1.A Participant's contributions are not taxable to the Participant in the year contributed to the Plan; and, therefore, they are taxable to the Participant when distributed or withdrawn from the Plan.

2.Dividends, interest, profits from the sale of securities by the Trustee, and other investment earnings on contributions are not taxable to the Participant while held in the Plan's Trust; and, therefore, they are taxable to the Participant when distributed or withdrawn from the Plan.

3.Upon withdrawal from the Plan, a Participant will be subject to income taxes on amounts deferred and may be subject to excise taxes on such withdrawals and distributions. However, the Participant may be eligible for certain favorable tax treatment on such amounts.

NOTE F - EXPENSES OF THE PLAN

The costs of general administration of the Plan and trustee fees are paid by the Company. The expenses of the investment funds, including management fees of the investment managers of the Equity Funds and the Managed Income Fund are deducted from the earnings of those funds.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1996 and 1995 to Form 5500:

                                           1996        1995
  Net assets available for benefits
   per the financial statements        $32,300,282 $27,438,248
  Amounts allocated to withdrawing
   Participants                                  -    (120,722)
  Net assets available for benefits
   per the Form 5500                   $32,300,282 $27,317,526

               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE G (Continued)

The following is a reconciliation of benefits paid to Participants per the financial statements for the year ended
December 31, 1996 and 1995 to Form 5500:

                                           1996         1995
  Benefit payments to Participants per
   the financial statements             $1,176,804  $  749,963
  Add:  Amounts allocated to withdrawing
   Participants at December 31, 1996
   and 1995                                      -     120,722
  Less:  Amounts allocated to withdrawing
   Participants at December 31, 1995
   and 1994                               (120,722)   (125,499)
  Benefit payments to Participants per
   Form 5500                            $1,056,082  $  745,186

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 and 1995 but not yet paid as of those dates.

NOTE H - PLAN AMENDMENTS

The following is a summary of the major changes reflected in the January 1, 1996 amendment and restatement of the Plan, as adopted by the Retirement Committee on December 19, 1995.

 1.  The investment elections pertaining to the investment of new
     Participant contributions may be changed by notifying
     Fidelity Institutional Retirement Services Company by 4:00 p.m. on a payroll processing date. Previously, 30 days' advance written notice was required.

 2. A withdrawal may be made once in any 12-month period, rather than once per calendar year.

 3. A number of changes were made to the Plan to reflect changes made recently to the Code by the Small Business Job
     Protection Act.

 4. Model language drafted by the IRS was added to address the rights of reemployed veterans.

                                                              SCHEDULE I

                   ORANGE AND ROCKLAND UTILITIES, INC.
                        HOURLY GROUP SAVINGS PLAN
       LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 31, 1996


                            Description                        Current
Identity of Issue          of Investment             Cost       Value
Participant Loans         Lowest rate = 7.00%     $1,115,887  $1,115,887
                          Highest rate = 7.00%

Value of Interest in
  Registered Investment
  Companies:

*Fidelity Growth & Income  Equity Mutual Fund -
  Portfolio                222,370 shares          6,228,932   6,833,442

*Fidelity Magellan Fund    Equity Mutual Fund -
                           41,793 shares           3,473,730   3,370,619

*Fidelity OTC Portfolio    Equity Mutual Fund -
                           61,713 shares           1,957,195   2,018,642

*Fidelity Asset Manager    Equity Mutual Fund -
  Fund                     39,679 shares             643,099     653,513

*Fidelity Worldwide Fund   Equity Mutual Fund -
                           56,517 shares             823,695     869,804

                                                  13,126,651  13,746,020

Value of Interest
  in Master Trusts:

*Stock Fund Master        Orange and Rockland
  Trust                   Utilities,Inc. Common
                          Stock - 256,021 units    1,884,134   2,762,472

*Managed Income Fund      Various Fixed-Income
  Master Trust            Investments
                          14,675,903 units        14,675,903  14,675,903

                                                  16,560,037  17,438,375

Total - Assets Held for Investment Purposes      $29,686,688 $32,300,282

*Party in interest to the Plan.

                                                              SCHEDULE I

                   ORANGE AND ROCKLAND UTILITIES, INC.
                        HOURLY GROUP SAVINGS PLAN
       LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 31, 1995



                            Description                        Current
Identity of Issue          of Investment            Cost        Value
Participant Loans     Lowest Rate = 7.00%;
                      Highest Rate = 8.00%      $  840,947   $  840,947

Cash Equivalents:

*Mellon Bank          EB Temporary Investment
                      Fund                         162,483      162,483

Common Stock:

*Orange and Rockland  Orange and Rockland
  Utilities, Inc.     Utilities, Inc. Common
                      Stock - 86,259 shares      2,888,956    3,083,759

Sales Pending Settlement:

Ariel Growth Fund     Equity Mutual Fund
                      - 13,019 shares              378,554      355,670

Vanguard/Morgan       Equity Mutual Fund
  Growth Fund         - 84,372 shares            1,180,632    1,188,808

Vanguard/Windsor      Equity Mutual Fund
  Fund                - 266,804 shares           3,886,029    3,876,669

                                                 5,445,215    5,421,147

Value of Interest in
  Master Trust:

Guaranteed Fund       Various Fixed-Income
  Master Trust          Investments
                      - 17,929,574 units        17,929,574   17,929,574

Total - Assets Held for Investment purposes    $26,426,228  $27,437,910


*Party in interest to the Plan.

                                                                     SCHEDULE II
                       ORANGE AND ROCKLAND UTILITIES, INC.
                            HOURLY GROUP SAVINGS PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                                      Current Value
  Identity of         Description          Purchase   Selling     Expenses   Cost of  of Asset on  Net Gain
 Party Involved     of Transactions         Price      Price      Incurred    Asset   Transaction  (Loss)
                                                                                         Date
Series of Transactions:

*Stock Fund Master  Orange and Rockland  $  500,134 $           $        - $   500,134 $   500,134  $      -
 Trust                Utilities, Inc.                  999,164           -     700,331     999,164   298,833
                      Common Stock

*Managed Income     Various Fixed-Income  4,175,528                      -   4,175,528   4,175,528         -
 Fund Master Trust    Investments                    7,168,474           -   7,168,474   7,168,474         -

*Fidelity Growth &  Equity Mutual Fund    7,748,176                      -   7,748,176   7,748,176         -
 Income Portfolio                                    1,573,509           -   1,519,244   1,573,509    54,265

*Fidelity Magellan  Equity Mutual Fund    5,086,814                      -   5,086,814   5,086,814         -
 Fund                                                1,534,281           -   1,613,085   1,534,281   (78,804)

*Fidelity OTC       Equity Mutual Fund    2,285,202                      -   2,285,202   2,285,202         -
 Portfolio                                             332,208           -     328,007     332,208     4,201

*Fidelity           Equity Mutual Fund    1,539,571                      -   1,539,571   1,539,571         -
 Worldwide Fund                                        722,576           -     715,875     722,576     6,701


*Party in interest to the Plan

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



(Mark One)

    X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

          For the Fiscal Year ended December 31, 1996

                               OR

          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE
          SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

         For the transition period from              to

              Commission file number        1-4315


               ORANGE AND ROCKLAND UTILITIES, INC.
                    HOURLY GROUP SAVINGS PLAN
                    (Full title of the plan)


               ORANGE AND ROCKLAND UTILITIES, INC.
  (Name of issuer of the securities held pursuant to the plan)


                       ONE BLUE HILL PLAZA
                  PEARL RIVER, NEW YORK  10965
             (Address of principal executive office)


                            EXHIBITS
                          Volume 1 of 1

                          EXHIBIT INDEX


Exhibit
 Number

          23 Consent of Independent Public Accountants